Exhibit 99.1

Amaya Provides Update on Special Committee Process

MONTREAL – October 18, 2016 – Amaya Inc. (NASDAQ: AYA; TSX: AYA) today said that the Special Committee of independent directors of Amaya’s Board has announced the completion of its strategic alternatives review. Following an extensive review, upon the unanimous recommendation of the Special Committee, the Board concluded that at this time remaining as an independent publicly-traded corporation best positions Amaya to deliver long-term shareholder value.

In response to press speculation, Amaya and William Hill PLC (LSE: WHM) recently announced they were in discussions regarding a potential all share merger of equals. Those discussions have concluded, and Amaya and William Hill have determined that they will no longer pursue the merger. Amaya wishes the best for William Hill and its shareholders.

“Amaya is a strong and growing company with experienced management and a proven strategy to deliver profitable growth and shareholder value,” said Divyesh (Dave) Gadhia, Chairman of Amaya. “Together with our financial advisors, we evaluated a wide range of strategic alternatives to maximize shareholder value and have concluded that remaining an independent company is in the best interest of Amaya’s shareholders at this time. The Board has full faith in Amaya’s management to execute on its strategy and objectives.”

Amaya plans to announce preliminary results for the third quarter ended September 30, 2016 and provide full year guidance for 2016 later today prior to the opening of the Toronto Stock Exchange and Nasdaq. For clarifications of certain inaccuracies contained in an open letter from a William Hill shareholder to William Hill’s board of directors, please visit Amaya’s website at www.amaya.com.

Amaya has been informed by its former Chief Executive Officer, David Baazov, that he continues to be interested in acquiring all of the outstanding shares of Amaya. The Special Committee has not received an offer from Mr. Baazov that it or its advisors believes is capable of resulting in a completed transaction. Accordingly, while the Board will consider any bona fide offer that Mr. Baazov or any other party may make, Amaya’s review of strategic alternatives has concluded.

About Amaya

Amaya is a leading provider of technology-based products and services in the global gaming and interactive entertainment industries. Amaya ultimately owns gaming and related consumer businesses and brands including PokerStars, Full Tilt, BetStars, StarsDraft and the PokerStars Championship and PokerStars Festival live poker tour brands (incorporating the European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and the Asia Pacific Poker Tour). These brands have more than 103 million cumulative registered customers globally and collectively form the largest poker business in the world, comprising online poker games and tournaments, live poker competitions, branded poker rooms in popular casinos in major cities around the world, and poker programming created for television and online audiences. Amaya, through certain of these brands, also offers non-poker gaming products, including casino, sportsbook and daily fantasy sports. Amaya, through certain of its subsidiaries, is licensed or approved to offer, or offers under third party licenses or approvals, its products and services in various jurisdictions throughout the world, including in Europe, both within and outside of the European Union, the Americas and elsewhere.

Cautionary Note Regarding Forward Looking Statements

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable securities laws, including, without limitation, certain expectations and projections as it relates to Amaya’s future strategy as an independent company following the Special Committee’s decision to conclude the strategic alternatives review process. Forward-looking statements can, but may not always, be identified by the use of words such as “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing” and similar references to future periods or the negatives of these words and expressions. These statements, other than statements of historical fact, are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect Amaya, its customers and its industries. Although Amaya and management believe the expectations reflected in such forward-looking statements are reasonable and are based on reasonable assumptions and estimates, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate. Forward-looking statements are inherently subject to significant business, regulatory, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements. Other applicable risks and uncertainties include those identified under the heading “Risk Factors and Uncertainties” in Amaya’s Annual Information Form for the year ended December 31, 2015 and “Risk Factors and Uncertainties” and “Limitations of Key Metrics and Other Data” in its Management’s Discussion and Analysis for the three and six months ended June 30, 2016, each available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and Amaya’s website at www.amaya.com, and in other filings that Amaya has made and may make with applicable securities authorities in the future. Investors are cautioned not to put undue reliance on forward-looking statements. Any forward-looking statement speaks only as of the date hereof, and Amaya undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

For investor relations, please contact:

Tim Foran

Tel: +1.416.545.1325

ir@amaya.com

For media inquiries, please contact:

Eric Hollreiser

Press@amaya.com

Instinctif Partners (UK Media)

Tim Linacre

Matthew Smallwood

Justine Warren

Tel. 020 7457 2020

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